December 6, 2016

TO:

All Securities Commissions of Canada

TSX Venture Exchange

Attention:  Statutory Filings

Re:  REVISED Notice of Record and Meeting Dates Under NI 54-101

In accordance with NI 54-101, we hereby give you notice of a meeting of the shareholders for the undermentioned issuer:

Issuer:

Focus Ventures Ltd.

Meeting Date:

REVISED:

Friday, January 6, 2017

Record Date for Notice and Voting:

Monday, November 7, 2016

Beneficial Ownership Determination Date:

Monday, November 7, 2016

Security Description:

Common

CUSIP #:

34416M 10 8

ISIN:

CA34416M1086

Meeting Type:

REVISED:

Annual and Special

Issuer Sending Material via Notice-and-Access:

No

Issuer Sending Material Directly to NOBOs:

No

Issuer Paying to Send Material to OBOs:

No

FOCUS VENTURES LTD.

Sally Whittall, Corporate Secretary